MALIZIA SPIDI & FISCH, PC
                                ATTORNEYS AT LAW

1100 NEW YORK AVENUE, N.W.                            1900 SOUTH ATHERTON STREET
SUITE 340 WEST                                                         SUITE 101
WASHINGTON, D.C.  20005                                 STATE COLLEGE, PA  16801
(202) 434-4660                                                    (814) 272-3502
FACSIMILE: (202) 434-4661                             FACSIMILE:  (814) 272-3514

JAMES C. STEWART                                     WRITER'S DIRECT DIAL NUMBER
STEWART@MALIZIALAW.COM                                            (202) 434-4671


By EDGAR and Facsimile
----------------------

November 28, 2005

Paula Smith
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC  20549

         Re:      Community First Bancorp, Inc.
                  Item 4.01 Form 8-K
                  Filed November 14, 2005
                  File No. 000-50322

Dear Ms. Smith:

     On behalf of Community First Bancorp, Inc. (the "Registrant"), we are forwarding a copy of the amendment being filed today via EDGAR to include the letter requested from the Registrant's former auditor with respect to the statements made by the Registrant in the captioned Current Report on Form 8-K.

     On behalf of the Registrant, we hereby acknowledge that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MALIZIA SPIDI & FISCH, PC


Paula Smith
Staff Accountant
November 28, 2005
Page 2

     Please do not hesitate to contact the undersigned if you have any further comments or require additional information.

                                      Very truly yours,

                                      /s/ James C. Stewart

                                      James C. Stewart

Enclosure
cc:      Michael D. Wortham, CFO
            Community First Bancorp, Inc.